April 6, 2020
Deborah L. O’Neal
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Guggenheim Credit Income Fund 2019 (File Nos. 333-224023; 814-01091)
(The “Registrant”)
Dear Ms. O’Neal:
We are writing in response to your telephonic comments provided on March 18, 2020 with respect to the Post-Effective Amendment No. 2 to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended, on February 4, 2020 on behalf of Guggenheim Credit Income Fund 2019, a closed-end fund that has elected to be regulated as a business development company (“BDC”). The Registrant has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement. Capitalized terms not defined herein have the meanings attributed to such terms in the Registration Statement.
On behalf of the Registrant, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.
Comment 1.        Please update the financial statements to include the Registrant’s financial statements for the fiscal year ended December 31, 2019 and include a consent from the Registrant’s independent registered public accountant.
Response 1.    The disclosure will be revised accordingly. The Registrant will include a consent from an independent registered public accountant in connection with its filing.
Comment 2.        Please revise the disclosure in the footnotes to the “Fees and Expenses” table to clarify the assumptions underlying the calculations of the Master Fund’s

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management fee and interest expense. For example, please clarify the assumptions relating to the offering amount raised, the expected average assets, and the expected borrowing amounts.
Response 2.    The disclosure has been revised accordingly.
Comment 3.        It appears that part of a footnote to the financial statements for the fiscal period ended September 30, 2019 was omitted. With respect to future filings, please ensure that no portion of a footnote to the financial statements is inadvertently omitted.
Response 3.    The Registrant acknowledges this comment and will endeavor to ensure that no portion of a footnote to the financial statements is inadvertently omitted.

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Should you have any questions regarding this letter, please contact me at (212) 698-3525.
Sincerely,

/s/ Richard Horowitz
Richard Horowitz